UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended	Commission File Number
June 30, 2008	001-33916

ASIA SPECIAL SITUATION ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

CAYMAN ISLANDS
(Jurisdiction of Incorporation or Organization)

c/o M&C Corporate Services Limited
P.O. Box 309 GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                No ☒

         If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

EXPLANATORY NOTE

As of May 15, 2008 (i) we were advised that a majority of the executive officers of our company and 50% of the members of our board of directors are not United States citizens or residents, (ii) all of our assets, which primarily consists of a $115 million trust account representing the proceeds of our initial public offering, is being held in the London, England branch of Wachovia Bank, and (iii) our business, which is to complete an acquisition in Asia, is being administered by our board of directors and by a Business Combination Committee of our board consisting of three foreign directors. Based upon these, and other relevant factors, management and the board of directors of our company believes that we are a "foreign private issuer" as such term is defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended.

Accordingly, we are filing this Report of Foreign Private Issuer on Form 6-K and on a going forward basis, will be filing annual and periodic reports under the Securities Exchange Act of 1934, as amended, as a "foreign private issuer." This means generally that we will no longer file periodic reports on Forms 10-K, 10-Q or 8-K, and will instead provide annual information on Form 20-F and periodic information on Form 6-K. We plan to provide quarterly and other interim material information on Form 6-K in accordance with applicable rules and regulations and in a manner which we believe provides material and timely information. It is important to note that disclosure under Forms 20-F and 6-K may differ in certain material respects from disclosure on Forms 10-K, 10-Q and 8-K.

The information contained in this Form 6-K includes the financial and other information which would have otherwise been set forth in our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2008.

Asia Special Situation Acquisition Corp.
Index to Quarterly Report
For the Three and Six Months Ended June 30, 2008

FINANCIAL STATEMENTS (UNAUDITED)

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

CONDENSED BALANCE SHEETS

	June 30,	December 31,
ASSETS	2008	2007
	(unaudited)
Current assets
Cash	$255,000	$194,000
Prepaid expenses	170,000	248,000
Interest receivable from Trust Account	94,000	-
Total current assets	519,000	442,000
Other Assets
Investment in Trust Account	115,000,000	-
Deferred offering costs	-	593,000
Total other assets	115,000,000	593,000
	$115,519,000	$1,035,000

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses (including approximately
$258,000 payable to the Company's Chief Executive officer)	$439,000	$513,000
Note payable	140,000	-
Line of credit, shareholder	-	500,000
Total current liabilities	579,000	$1,013,000

Non-current liabilities, deferred underwriters' fee	3,450,000	-

Ordinary shares subject to redemption, 4,024,999 shares at redemption, approximately $10 per share	40,250,000	-

Commitments and contingencies

Shareholders' equity
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued
Ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 14,000,000 and 2,500,000 shares issued and outstanding, respectively	1,000	-
Additional paid-in capital	70,371,000	25,000
Retained earnings (deficit) accumulated during the development stage	868,000	(3,000)

Total shareholders' equity	71,240,000	22,000

	$115,519,000	$1,035,000

See accompanying notes to unaudited condensed financial statements.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

CONDENSED STATEMENTS OF OPERATIONS
(unaudited)
		March 22, 2007			March 22, 2007
	Six months	(date of inception)	Three months		(date of inception)
	ended	to	ended		to
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008

Revenue	$-	$-	$-	$-	$-

Formation and operating costs	506,000	-	355,000	-	509,000

Loss from operations	(506,000)	-	(355,000)	-	(509,000)

Other income:
Interest income from Trust Account	1,383,000	-	592,000	-	1,383,000
Other interest	-	2,000	-	2,000	3,000
Interest expense	(6,000)		(2,000)		(9,000)

Net income applicable to ordinary shareholders	$871,000	$2,000	$235,000	$2,000	$868,000

Weighted average number of ordinary shares outstanding, excluding ordinary shares subject to possible redemption:
Basic	8,693,000		9,975,000		3,321,000
Diluted	11,538,000		13,188,000		4,434,000
Net income per ordinary share, excluding ordinary shares subject to possible redemption:
Basic	$0.10		$0.02		$0.26
Diluted	$0.08		$0.02		$0.20
Number of ordinary shares subject to possible redemption:	4,024,999		4,024,999		4,024,999
Net income per ordinary shares for shares subject to possible redemption:	$0.00		$0.00		$0.00

See accompanying notes to unaudited condensed financial statements.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

CONDENSED STATEMENTS OF SHAREHOLDERS' EQUITY
For the period March 22, 2007 (date of inception) to June 30, 2008

	Ordinary Shares		Additional Paid-in	Retained Earnings/ (Deficit) Accumulated During Development	Total Shareholders'
	Shares	Amount	Capital	Stage	Equity
Ordinary shares issued to founders at $0.01 per share
on March 23, 2007	2,500,000	$-	$25,000	$-	$25,000

Net loss for the period	-	-	-	(3,000)	(3,000)
Balances, at December 31, 2007	2,500,000	-	25,000	(3,000)	22,000

Sale of 10,000,000 units on January 23, 2008 at a price of $10 per unit in the public offering (each unit consists of one ordinary share and one warrant to purchase one ordinary share) (including 3,499,999 shares subject to possible redemption)	10,000,000	1,000	99,999,000	-	100,000,000

Sale of 1,500,000 units in underwriters overallotment option on January 30, 2008 at a price of $10 per unit in the public offering (each unit consists of one ordinary share and one warrant to purchase one ordinary share) (including 525,000 shares subject to possible redemption	1,500,000	-	15,000,000	-	15,000,000

Underwriter's discount and offering costs related to the public offering (includes $3,450,000 payable upon a business combination)	-	-	(10,128,000)	-	(10,128,000)

Sale of warrants to purchase 5,725,000 ordinary shares at $1 per warrant on January 23, 2008 to a founding shareholder	-		5,725,000	-	5,725,000
		-
Ordinary shares sold in the public offering subject to redemption (4,024,999 shares at redemption value)	-	-	(40,250,000)	-
					(40,250,000)
Net income for the period (unaudited)	-	-	-	871,000	871,000

Balances, at June 30, 2008 (unaudited)	14,000,000	$1,000	$70,371,000	$868,000	$71,240,000

See accompanying notes to unaudited condensed financial statements.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

CONDENSED STATEMENTS OF CASH FLOWS
(unaudited)
		March 22, 2007	March 22, 2007
	Six months	(date of inception)	(date of inception)
	ended	to	to
	June 30, 2008	June 30, 2007	June 30, 2008

Cash flows from operating activities
Net income	$871,000	$2,000	$868,000
Increase in cash attributable to change in current assets and liabilities:
Prepaid expenses	78,000		(170,000)
Interest receivable from Trust account	(94,000)		(94,000)
Accrued expenses	(74,000)		76,000

Net cash provided by operating activities	781,000	2,000	680,000

Cash used in investing activities, Investment in Trust Account	(115,000,000)	-	(115,000,000)

Cash flows from financing activities
Proceeds from line of credit, shareholder	-	175,000	500,000
Proceeds from offering of 11,500,000 Units in intial public offering	115,000,000		115,000,000
Proceeds from sale of warrants to purchase 5,725,000 ordinary shares to founders	5,725,000		5,725,000
Payments of offering costs	(6,085,000)	(77,000)	(6,315,000)
Payment of line of credit, shareholder	(500,000)		(500,000)
Proceeds from note payable	190,000		190,000
Payment of notes payable	(50,000)		(50,000)
Proceeds from issuance of ordinary shares to founders		24,000	25,000
Net cash provided by financing activities	114,280,000	122,000	114,575,000

Net increase in cash	61,000	124,000	255,000

Cash, beginning of period	194,000	-	-

Cash, end of period	$255,000	$124,000	$255,000

Supplemental schedule of non-cash financing activity:
Accrued offering costs	$24,000	$238,000	$238,000

Payment of offering costs directly with line of credit	$125,000	$125,000	$125,000

Deferred underwriters' fee	$3,450,000	$3,450,000	$3,450,000

Subscription receivable	$-	$1,000	$-

See accompanying notes to unaudited condensed financial statements.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Unaudited Condensed Financial Statements

NOTE 1—BASIS OF PRESENTATION, DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements pursuant to the instructions on the Form 10-Q (although the registrant is filing Form 6-K) and Article 8 of Regulation S-X of the Securities and Exchange Commission (“SEC”). All adjustments which are of a normal recurring nature and, in the opinion of management, necessary for a fair presentation have been included. These statements should be read in conjunction with the more complete information and financial statements and notes thereto included in the Company's Annual Report on Form 10-K.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and their reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Asia Special Situation Acquisition Corp. (a corporation in the development stage) (the “Company”) was formed under the laws of the Cayman Islands for the purpose of acquiring, engaging in a capital stock exchange with, purchasing all or substantially all of the assets of, or obtaining a majority interest through contractual arrangements, of one or more unidentified operating businesses. The Company intends to acquire all or a controlling interest in the equity of such operating business or businesses. In addition, the Company will only acquire a business or businesses that, upon completion of the Company’s initial business combination, will be its majority-owned subsidiaries and will be neither investment companies nor companies excluded from the definition of investment company by Sections 3(c)(1) or 3(c)(7)of the Investment Company Act of 1940. If the Company’s initial business combination involves a transaction in which it acquires less than a 100% interest in the target company, the value of that interest that the Company acquires will be equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions). In all instances, the Company would control the target company. The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting By Development Stage Enterprises”, and is subject to the risks associated with activities of development stage companies.

At June 30, 2008, the Company had not commenced any operations or generated revenue. All activity through June 30, 2008 relates to the Company’s inception, capital raising, the initial public offering described below and initial efforts to locate a suitable acquisition target. Following such initial public offering, the Company has not and will not generate any operating revenues until after completion of its initial business combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents, held in a trust account, from the proceeds of such offering

The Company intends to identify prospective acquisitions that are located in or providing products or services to customers located in Asia. The Company’s efforts to identify a prospective target business will not be limited to a particular industry or area in Asia, although the Company initially intends to focus efforts on acquiring an operating business in the leisure and hospitality and financial services industries, that is located in or providing products or services to consumers in China. In evaluating a prospective target business, the Company will consider, among other factors, the financial condition and results of operations; growth potential; experience and skill of management; availability of additional personnel; capital requirements; competitive position; barriers to entry into other industries; stage of development of the products, processes or services; degree of current or potential market acceptance of the products, processes or services; proprietary features and degree of intellectual property or other protection of the products, processes or services; regulatory environment of the industry; and costs associated with effecting the business combination. These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors, as well as other considerations deemed relevant by the Company in effecting a business combination consistent with its business objective. The Company’s operations, if a business combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

The registration statement for the Company’s initial public offering (the “Offering”) (as described in Note 6) was declared effective on January 16, 2008 and the Company consummated the offering on January 23, 2008. Preceding the consummation of the Offering, an affiliate of the Company’s sponsor, which is an entity co-managed and jointly owned by Angela Ho, the Company’s chief executive officer and chairman, and Noble Investment Fund Limited, purchased warrants to purchase 5,725,000 ordinary shares at $1 per warrant in a private placement (the “Private Placement”) (see Note 7).

Upon the closing of the Offering and overallotment, $114,250,000 of the proceeds from the Offering and the private placement have been placed in a trust account pursuant to an agreement with the underwriters. Of this amount, up to $110,800,000 may be used for the purpose of effecting a business combination, and up to $3,450,000 will be paid to the underwriters if a business combination is consummated, but will be forfeited by the underwriters if a business combination is not consummated. These funds will not be released until the earlier of the completion of a business combination or automatic dissolution and liquidation; provided, however, that the Company plans to draw the following amounts from the interest accrued on the trust account prior to, or upon the consummation of, a business combination or the Company’s liquidation: (i) taxes payable on interest earned and (ii) up to $2,000,000 of interest income to fund working capital. Prior to the release of interest income to fund working capital, the first $750,000 in interest earned on the amount held in the trust account (net of taxes payable) has been used to cover the shortfall between the required amount to be held in trust, $115,000,000 ($10.00 per share), and the amount actually deposited upon the exercise of the underwriters overallotment, $114,250,000 ($9.93 per share).

The Company's first business combination must be with a business or combination of businesses with a fair market value of at least 80% of the amount in the Company's trust account, less deferred offering costs of $3,450,000 at the time of acquisition. In the event that shareholders owning 35% or more of the outstanding stock excluding, for this purpose, those persons who were shareholders prior to the Offering, vote against the business combination and request their redemption right as described below, the business combination will not be consummated. In the event that more than 20%, but less than 35% of the shares owned by the Company’s public shareholders vote against a proposed business combination and exercise their redemption rights, the Company is still required to complete a business combination whose fair market value is equal to at least 80% of the amount in the trust account at the time of such acquisition, and as a result of any such redemptions may have to issue debt or additional equity securities to consummate the business combination or otherwise may be forced to dissolve and liquidate the Company. All of the Company's shareholders prior to the Offering, including all of the officers and directors of the Company (the “Initial Shareholders”), have agreed to vote their 2,500,000 founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (the “Public Shareholders”) with respect to any business combination. Additionally, in the event that any of the Initial Shareholders acquire shares of the Company in connection with the initial public offering, or in the aftermarket, they have each agreed to vote in favor of any business combination.

With respect to the first business combination which is approved and consummated, any Public Shareholder who voted against the business combination may demand that the Company redeem his or her shares. The per share redemption price will equal the amount in the trust account as of the record date for determination of shareholders entitled to vote on the business combination divided by the number of ordinary shares held by Public Shareholders at the consummation of the Offering. Accordingly, Public Shareholders holding one share less than 35% of the aggregate number of ordinary shares owned by all Public Shareholders may seek redemption of their shares in the event of a business combination. Such Public Shareholders are entitled to receive their per share interest in the trust account computed without regard to the shares held by Initial Shareholders.

Without the prior written consent of at least 95% of the Company’s outstanding ordinary shares, the Company’s Amended and Restated Memorandum and Articles of Association provides for mandatory liquidation of the Company, without shareholder approval, in the event that the Company does not consummate a business combination by July 16, 2009, or by January 16, 2010 if certain extension criteria have been satisfied.

The shares owned by the Initial Shareholders are being held in an escrow account maintained by the trustee, acting as escrow agent, for up to three years.

NOTE 2 - FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company implemented SFAS No. 157, Fair Value Measurement, or SFAS 157, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company has elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. The Company is evaluating the impact, if any, this standard will have on its non-financial assets and liabilities.

The adoption of SFAS 157 to the Company’s financial assets and liabilities that are re-measured and reported at fair value at least annually did not have an impact on the Company’s financial results.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2008, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability (in millions):

Description	June 30, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash	$255,000	$255,000	$—	$—
Investment in Trust Account	115,000,000	115,000,000	—	—

Total	$115,255,000	$115,255,000	$—	$—

The fair values of the Company’s cash and cash equivalents held in the Trust Account are determined through market, observable and corroborated sources.

The carrying amounts reflected in the balance sheets for other current assets and accrued expenses approximate fair value due to their short-term maturities.

NOTE 3 - NET INCOME PER SHARE

         The Company complies with the accounting and disclosure requirements of SFAS No. 128, “Earnings Per Share.” Net income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Net income per ordinary share, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and would then share in the earnings of the Company except where the result would be antidilutive. The effect of the 17,225,000 warrants outstanding (including 5,725,000 warrants issued in connection with the Private Placement) have been considered in the calculation of fully diluted income per share under the treasury stock method.

The Company’s statement of operations includes a presentation of net income per share for ordinary shares subject to possible conversion in a manner similar to the two-class method of net income per share. Net income per ordinary share, basic and diluted amount for the maximum number of shares subject to possible conversion is calculated by dividing the interest income, net of applicable income taxes, attributable to ordinary shares subject to conversion (nil for the three and six months ended June 30, 2008 and for the period from March 22, 2007 (date of inception) to June 30, 2008) by the weighted average number of ordinary shares subject to possible conversion.

NOTE 4 - INVESTMENT IN TRUST ACCOUNT; MARKETABLE SECURITIES

Investment securities in the Company’s trust account consist of a US dollar denominated Institutional Money Market Fund whose objective is to provide investors with as high a level of current income in U.S. dollars as is consistent with the preservation of capital and liquidity by investing in a diversified portfolio of high quality U.S. dollar denominated short -term money market instruments. Investments include repurchase agreements, time deposits, commercial paper, certificates of deposit, medium term notes and floating rate notes rated A-1/P-1 or better with a maximum weighted average maturity of 60 days. The Company’s investment in this mutual fund account (approximately $115,000,000 at June 30, 2008) is recorded at cost and adjusted for income distributions which occur monthly.

During the six months ended June 30, 2008, and for the period from March 22, 2007 (date of inception) to June 30, 2008, approximately $60,000 was deducted from the Trust Account for withholding of taxes which are not likely to be recovered. As such, this amount was charged to formation and operating costs during the six months ended June 30, 2008. At June 30, 2008, approximately $479,000 of Trust income had been transferred to working capital of the Company and approximately $94,000 was due from the Trust for working capital at June 30, 3008.

NOTE 5 - NOTE PAYABLE

On February 28, 2008, the Company consummated a Loan and Security Agreement (the “Agreement”) with a bank pursuant to which it issued a $500,000 promissory note to the bank in exchange for a line of credit to be used for working capital and general corporate purposes. On March 28, 2008, the Company drew down $190,000, and on June 8, 2008 the Company repaid $50,000, under the note payable.

Borrowings under the promissory note bear interest at the bank’s prime rate (the “Interest Rate”) or, upon the occurrence of a default by the Company, at a default rate equal to the Interest Rate plus 2%. Payments of interest are payable monthly commencing on June 1, 2008. All principal and accrued and unpaid interest is due on the earlier of (i) any termination or liquidation of the property or assets maintained in the trust account in connection with our Offering; or (ii) September 1, 2008. Under the Agreement, the Company may elect to prepay, without penalty, all or a portion of the principal amount and accrued and unpaid interest then outstanding under the promissory note in a minimum aggregate amount of $10,000, and in multiples equal to $5,000 in excess of $10,000.

The promissory note is secured by a first priority security interest in (i) distributions or proceeds from the trust account pursuant to the trust agreement and (ii) all deposit accounts into which any of the foregoing distributions or proceeds are disbursed or held. Notwithstanding the foregoing, the bank does not have a security interest in any of the assets and property held in the trust account, and the bank has agreed not to assert any claim against Trust assets or property.

NOTE 6—INITIAL PUBLIC OFFERING

On January 23, 2008, the Company consummated the sale of 10,000,000 units (“Units”) at a price of $10.00 per unit. Each Unit consists of one of the Company's $.0001 par value ordinary shares and one Redeemable Ordinary Share Purchase Warrant (“Warrant”). Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $7.50 commencing on the later of: (i) the completion of business combination with a target, or (ii) January 16, 2009, and expiring on January 16, 2012. On January 30, 2008, an additional 1,500,000 Units were sold pursuant to a 45-day option granted to the underwriters to cover any over-allotments. The Warrants may be redeemed by the Company, at a price of $0.01 per Warrant, upon thirty (30) days notice after the Warrants become exercisable, only in the event that the average sale price of the ordinary share is at least $14.25 per share for any twenty (20) trading days within a thirty (30) trading-day period ending on the third day prior to date on which notice of redemption is given. If the Company is unable to deliver registered ordinary shares to the holder upon exercise of warrants during the exercise period, there will be no cash settlement of the warrants and the warrants will expire worthless.

In connection with the Offering, the Company paid an underwriting discount of $4,600,000 (4.0%) and a non-accountable corporate finance fee of $1,150,000 (1%). An additional fee of $3,450,000 (3.0% ) is payable upon the Company's consummation of a business combination. The underwriters are not entitled to any interest accrued on the deferred fee and have agreed to forfeit their share of the deferred fee due them to the extent of shares redeemed by Public Shareholders.

In connection with the Offering, the Company has also sold to the underwriter, for $100 as additional compensation, an option to purchase up to a total of 475,000 units at a price of $12.50 per unit. The 475,000 units to be issued upon exercise of these options are identical to those sold in the Company's Offering. The Company has accounted for this purchase option as a cost of raising capital and has included the instrument as equity in its financial statements. Accordingly, there is no net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale.

The Company has estimated, based upon a Black Scholes model, that the fair value of the purchase option on the date of sale is approximately $0.78 per unit (a total value of $368,525), using an expected life of five years, volatility of 9.45% and a risk-free rate of 4.17%. The volatility calculation is based on the average volatility of 16 business combination companies that have completed their public offerings in amounts ranging from $75,000,000 to $150,000,000, but have not yet announced an acquisition, during the period from January 1, 2002 to September 26, 2007. Because the Company does not have a trading history, it needed to estimate the potential volatility of the unit price, which will depend on a number of factors which could not be ascertained at the time. The Company used these companies because management believes that the volatility of these companies is a reasonable benchmark to use in estimating the expected volatility for the Company’s units. Although an expected life of five years was used in the calculation, if the Company does not consummate a business combination within the prescribed time period and the Company is liquidated, the option will become worthless.

NOTE 7—RELATED PARTY TRANSACTIONS

On March 23, 2007, the Company sold 2,500,000 ordinary shares to the Initial Shareholders for proceeds of $25,000.

On March 23, 2007, the Company entered into an unsecured $500,000 line of credit (the “Line”) with the majority shareholder of the Company, which is an entity whose chief executive officer is a director of the Company. The Line bore no interest and was due, and paid in full, on the closing date of the Offering.

At June 30, 2008, we were obligated to our Chief Executive Officer for approximately $258,000 consisting of amounts advanced to pay certain costs on behalf of the Company in February 2008, together with approximately $4,000 of accrued interest as the Board of Directors agreed to pay 5% interest on the amount due until paid.

On January 16, 2008, immediately prior to the Offering, the Company’s sponsor, Ho Capital Management, LLC, an entity co-managed and jointly owned by Angela Ho, the Company’s chief executive officer and chairman, and Noble Investment Fund Limited, purchased an aggregate of 5,725,000 warrants, or “insider warrants,” at a price of $1.00 per warrant in a Private Placement. Ho Capital Management LLC and Noble Investment Fund Limited will each have a 50% beneficial ownership interest in the insider warrants. So long as the insider warrants are owned by Ho Capital Management LLC, Noble Investment Fund Limited or Angela Ho, the insider warrants may be exercised on a cashless basis and will not be subject to redemption. The insider warrants may not be sold, assigned or transferred by Ho Capital Management LLC (nor may the members interest in HO Capital Management LLC be sold, assigned or transferred) until the Company has consummated a business combination or (if the Company fails to consummate such business combination ) liquidates. The insider warrants transfer restriction expires on the earlier of (i) a business combination or (ii) the Company’s liquidation.

The sale of the warrants to the Company’s sponsor did not result in the recognition of any stock-based compensation expense because they were sold above fair market value. The Company has granted the holders of such warrants demand and “piggy back” registration rights with respect to the 5,725,000 warrants and the 5,725,000 shares of ordinary shares underlying the warrants at any time commencing on the date the Company announces that it has entered into a letter of intent with respect to a proposed business combination, provided, however, any such registration shall not become effective until the business combination has been completed. The demand registration may be exercised by the holders of a majority of such warrants. Insider warrants will not be subject to redemption if held by the initial holder thereof or its permitted assigns. Permitted assigns include transfers to Nobel Investment Fund Limited, as partial consideration for the $5,725,000 loan to be provided to Ho Capital Management LLC by Noble to purchase the insider warrants immediately prior to the date of this prospectus, or to Angela Ho, a member of Ho Capital Management LLC; provided that, the insider warrants may not be sold, assigned or transferred until the Company consummates a business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements. If the Company does not complete a business combination, then the $5,725,000 proceeds will be part of the liquidating distribution to Public Shareholders and the warrants issued under the transaction will expire worthless.

The holders of the Company’s initial 2,500,000 issued and outstanding ordinary shares are entitled to registration rights pursuant to an agreement. The holders of the majority of these shares are entitled to make up to two demands that the Company register these shares. The holders of the majority of these shares can elect to exercise these registration rights at any time after the date on which these ordinary shares are released from escrow. In addition, these shareholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these ordinary shares are released from escrow. The Company will bear the expenses incurred in connection with the filing of any such registration statements. The holders of the Company’s initial 2,500,000 issued and outstanding ordinary shares at the time of the Offering placed their initial shares purchased by them into an escrow account maintained by Continental Transfer and Trust Company, acting as escrow agent. The initial shares will not be released from escrow until three years from the date of the Offering, except that following the consummation of a business combination, such shares and members interests may be transferred to family members and trusts of permitted assignees for estate planning purposes, or upon the death of any such person, to an estate or beneficiaries or permitted assignees; in each case, such transferee will be subject to the same transfer restrictions as the Company’s Initial Shareholders until after the shares and members interests are released from escrow.

NOTE 8 - REDEEMABLE ORDINARY SHARES

If the Company’s initial Business Combination is approved, Public Shareholders voting against the Business Combination will be entitled to convert their ordinary shares into a pro rata share of the aggregate amount then on deposit in the trust account, including their pro rata portion of the deferred underwriting discount and any interest income earned on the trust account, net of (1) income taxes payable on the interest income on the trust account and (2) up to $2,000,000 of interest earned on the trust account balance which will be available to the Company, net of income taxes payable on this amount, to fund working capital requirements. The initial per share conversion price was $10.00 at January 23, 2008. In order to maintain that per share conversion price after the exercise of the underwriters overallotment option on January 30, 2008, the first $750,000 in interest earned on the amount held in the trust account (net of taxes payable) will be used raise the balance held in trust for the benefit of the public shareholders to $115,000,000 ($10.00 per share).

The Company accounts for redeemable ordinary shares in accordance with Emerging Issue Task Force D-98 “Classification and Measurement of Redeemable Securities.” Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. The Company recognizes changes in the redemption value immediately as they occur and will adjust the carrying value of the redeemable ordinary shares to equal its redemption value at the end of each reporting period.

NOTE 9 - NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R replaces SFAS 141 and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require the Company to adopt these provisions for business combinations occurring in fiscal 2009 and thereafter. The Company is currently evaluating the future impacts and disclosures of this standard.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51. SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. It is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company cannot determine whether SFAS 160 will have any impact until it completes its first business combination.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

NOTE 10 - INCOME TAXES

    Under current Cayman Islands laws, the Company is not subject to income taxes or capital gains, and there is no Cayman Islands withholding tax imposed upon payments of dividends by the Company to its shareholders. In the future, the Company's tax rate will be impacted by acquisitions of non-Cayman subsidiaries governed by the respective local income tax laws. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

NOTE 11 - SUBSEQUENT EVENTS

On July 8, 2008, we entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with ChinaTel Group, Inc. (“ChinaTel”) and Trussnet USA, Inc. (“Trussnet”).   The Stock Purchase Agreement provides for the investment by us into ChinaTel of between $201,675,000 and $270,000,000 at a price of $2.25 per share.   All of the proceeds from the sale of the ChinaTel securities will go to ChinaTel, and no shareholders of ChinaTel are selling their shares.

Under the terms of the Stock Purchase Agreement, in the event we consummate the transaction with ChinaTel, we will acquire not less than 51% of the issued and outstanding shares of Class A common stock of ChinaTel at the time of closing through the purchase of either Class A common stock or a combination of Class A common stock and shares of ChinaTel’s voting Series A preferred stock convertible into ChinaTel’s Class A common stock.  The per share price for ChinaTel's Class A common stock is $2.25 per share.  We are also to receive shares of ChinaTel’s Class B common stock in such amount that will assure that wewill receive 51% of the voting power of all classes of common stock of ChinaTel at the time of the closing of the transaction. The Class B common stock have no economic value, but vote at each regular or special stockholders meeting of ChinaTel the rate of 10 votes per share.

Our obligation to purchase ChinaTel securities is subject to certain closing conditions, including, but not limited to, completion of a satisfactory due diligence investigation (including legal confirmation of a renewed WiMAX license on satisfactory terms and conditions), securing shareholder approval for the transaction and raising of funding in our company (in addition to the amount maintained in trust) of not less than an additional $115,000,000.

 There can be no assurance that the renewed WiMAX license will be issued to ChinaComm or that the transactions contemplated by the Stock Purchase Agreement with ChinaTel will be consummated.

On August 6, 2008, we, ChinaTel, Trussnet and George Alvarez amended and restated the Stock Purchase Agreement in its entirety, by executing an Amended and Restated Stock Purchase Agreement dated as of July 31, 2008 (the “Amended Stock Purchase Agreement”). Under the Amended Purchase Agreement, we will purchase for $105,000,000 a total of 46,666,667 shares of the issued and outstanding ChinaTel Class A common stock at a per share price of $2.25, and purchase for an additional $165,000,000 a total of 16,500,000 shares of ChinaTel’s voting Series A preferred stock (valued at $10.00 per share). The Series A Preferred Stock is convertible into ChinaTel’s  Class A common stock at the rate of 4.444 shares of ChinaTel Class A common stock for each share of Series A Preferred Stock converted, or a total of additional 73,333,333 shares of ChinaTel Class A common stock (also valued at $2.25 per share) if all shares of Series A preferred stock are converted.

At closing, we will purchase the 46,666,667 shares of ChinaTel Class A common stock by paying $105,000,000 in cash and will pay the $165,000,000 purchase price for the 16,500,000 shares of voting Series A preferred stock by issuing our non-interest bearing non-recourse $165.0 million note due March 31, 2009. To secure payment of our note, we will pledge to ChinaTel all of the 16,500,000 of the shares of Series A preferred stock being acquiring as sole collateral. Under the terms of the Note and the Amended Stock Purchase Agreement, we are required to prepay the note from any net proceeds it receives from the sale of additional securities of our company or the exercise of the currently outstanding 11,500,000 publicly traded warrants of our company. Such warrants will not become exercisable until the later to occur of the closing under the Amended Stock Purchase Agreement and January 16, 2009. If and to the extent that the note is paid down prior to maturity one share of ChinaTel Series A preferred stock will be released from the pledge for each $10.00 paid. To the extent not paid in full by the March 31, 2009 maturity date, our only liability will be forfeiture of those of the pledged shares not paid for.

In addition to the ChinaTel Class A common stock and Series A preferred stock, at closing of the share purchase we will receive, for no additional consideration, such number of shares of Class B common stock of ChinaTel, which when combined with the Class A common stock and the Series A preferred stock acquired by us, will assure that we will hold not less than 51% of the voting power of all of the outstanding capital stock of ChinaTel.

In addition to the Amended Stock Purchase Agreement, on August 6, 2008 we entered into an Agreement and Plan of Merger dated as of July 31, 2008 (the “Merger Agreement”) with ChinaTel, CHTL Acquisition Corp., a wholly owned subsidiary of our company (“CHTL Acquisition”), George Alvarez, and the other principal shareholders of ChinaTel. Under the Merger Agreement, at the effective time of the merger, CHTL Acquisition will be merged with and into ChinaTel, with ChinaTel as the surviving corporation of the merger (the “Merger”). As a result of the Merger, ChinaTel will become a wholly-owned subsidiary of our company.

Under the terms of the Merger:

(i) each outstanding share of ChinaTel Class A common stock that is not owned by us will be exchanged for the right to receive 0.225 of an ordinary share of our company,

(ii) each outstanding share of ChinaTel preferred stock that is not owned by us will be exchanged for the right to receive such number of our ordinary shares or fraction of an ordinary share of our company as shall be determined by (y) converting such share of ChinaTel preferred stock, at the conversion price then in effect, into the applicable number of shares of ChinaTel Class A common stock, and (z) multiplying such number of ChinaTel preferred stock conversion shares by 0.225, and

(iii) each $1.00 principal amount of outstanding ChinaTel convertible debenture will be exchanged for $1.00 principal amount of our debenture due March 31, 2009 and convertible into 0.2368421 of an ordinary share of our company.

The ChinaTel exchange ratios are fixed and will not be adjusted to reflect stock price changes prior to closing of the Merger. In addition, the ChinaTel principal shareholders will receive in the Merger in exchange for their ChinaTel Class B common stock a total of 1,000,000 shares of our Series A voting preferred stock which will have no economic value, but until 2023, will vote as a single class with our ordinary shares on the basis of 100 votes for each share of preferred stock. All ChinaTel shares owned by us prior to closing of the merger under the Amended Purchase Agreement will be cancelled and all our shareholders and warrant holders will continue to own their existing ordinary shares and warrants of our company which will not be exchanged in the Merger. The value of the merger consideration that may be received by ChinaTel stockholders in exchange for their ChinaTel shares and debentures will fluctuate with the market price of our ordinary shares.

The consummation of the transactions with ChinaTel under the Amended Stock Purchase Agreement and the Merger Agreement are subject to a number of conditions, including:

(i) either we or ChinaTel obtaining additional debt or equity financing (in addition to the $115.0 million in our trust account) of not less than $105.0 million, all upon such terms and conditions as the parties shall mutually agree;

(ii) legal confirmation of a renewed WiMAX license on satisfactory terms and conditions;

(iii) our obtaining the requisite shareholder approval for the transactions; and

(iv) the absence of redemptions by our shareholders in amounts requiring payments from our trust account that would make the ChinaTel transactions impossible or not feasible.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This Quarterly Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in our other Securities and Exchange Commission filings. The following discussion should be read in conjunction with our unaudited financial statements and related notes thereto included elsewhere in this report.

Overview

Asia Special Situation Acquisition Corp. is a newly organized Business Combination CompanyTM or BCCTM. A BCC is a blank check company formed for the purpose of completing a business combination with one or more unidentified operating businesses, through a capital stock exchange, asset acquisition, stock purchase, or other similar transaction, including obtaining a majority interest through contractual arrangements. We will only acquire a business or businesses that, upon completion of our initial business combination, will be our majority-owned subsidiaries and will be neither investment companies nor companies excluded from the definition of investment company by Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940.

Although we intend to initially focus our search on an operating business or businesses in the leisure and hospitality or financial services industries that is located in, provides products or services to consumers located in China, or invests in China, we will explore opportunities in other business sectors or regions in Asia if we feel that it is in the best interests of our company and shareholders. We will seek to acquire control of a business, which in the opinion of management, may provide our company and its shareholders with the most favorable growth potential, due to a variety of factors, including its financial condition and results of operations, experience and skill of incumbent management, value of the intellectual property owned by the business, its competitive position, the regulatory environment in which it operates, or other criteria determined by management.

We intend to utilize cash derived from the proceeds of our offering and the sale of the insider warrants, our capital stock, debt or a combination of cash, capital stock and debt, in effecting such acquisition. The issuance of additional capital stock, including upon conversion of any convertible debt securities we may issue, or the incurrence of debt could have material consequences for our business and financial condition. The issuance of additional shares of our capital stock (including upon conversion of convertible debt securities):

•	may significantly reduce the equity interest of our shareholders;
•
will likely cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and may also result in the resignation or removal of one or more of our present officers and directors; and

•	may adversely affect prevailing market prices for our ordinary shares.

Similarly, if we issued debt securities, it could result in:

•	default and foreclosure on our assets if our operating revenues after a business combination were insufficient to pay our debt obligations;
•
acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and
•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

The net proceeds from the sale of the units in our offering and the insider warrants were approximately $99,865,000 at January 23, 2008 (approximately $114,115,000 on January 30, 2008 upon exercise of the over-allotment option in full), after deducting offering expenses of approximately $5,860,000 (approximately $6,610,000 on January 30, 2008 upon exercise of the underwriters over-allotment option in full, not including the underwriters' deferred fees). At January 23, 2008, an aggregate of $100,000,000, and approximately $114,250,000 upon the January 30, 2008 exercise of the underwriters’ over-allotment option in full, is being held in trust for our benefit and is available to consummate a business combination (after payment of the underwriters’ deferred fees).

We will use substantially all of the net proceeds of our offering and the sale of the insider warrants, as well as interest on the funds in the trust account released to us including those funds held in trust, to acquire control of a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination. The proceeds held in the trust account (exclusive of any funds held for the benefit of the underwriters or used to pay public shareholders who have exercised their redemption rights in accordance with the instructions set forth in the proxy materials to be mailed to our shareholders, may be used as consideration to pay the sellers of a target business with which we ultimately complete a business combination or, if there are insufficient funds not held in trust, to pay other expenses relating to such transaction such as reimbursement to insiders for out-of-pocket expenses, third party due diligence expenses or potential finders fees, in each case only upon the consummation of a business combination.

Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business or to effect other acquisitions, as determined by our board of directors at that time. Such working capital funds to finance operations of the target business could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our business combination if the funds available to us outside of the trust account were insufficient to cover such expenses. To the extent our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account as well as any other net proceeds not expended will be released to us and will be used to finance the operations of the target business.

We believe that, the funds in the trust account, including up to $2,000,000 of the interest earned on funds in the trust account which will be released to us, plus the funds available to us outside of the trust account, will be sufficient to allow us to operate for at least the next 24 months, assuming that a business combination is not consummated during that time. Over this time period, we are budgeting approximately $2,000,000 of expenses for legal, accounting and other expenses, including finders fees, consulting fees and contract deposits, that are expected to be incurred in connection with the due diligence investigation, structuring and negotiating of a business combination and seeking shareholder approval of such business combination; approximately $450,000 for administrative services, reimbursement of officer and director expenses, insurance, costs associated with dissolution and liquidation if we do not consummate a business combination, and rent and office support services payable at the rate of $7,500 per month; approximately $200,000 for legal and accounting fees relating to our SEC reporting obligations; and approximately $400,000 for general working capital that will be used for miscellaneous expenses. Up to approximately $2,000,000 of the interest earned on the trust account will be released to us to fund the above anticipated expenses.

We do not believe we will need to raise additional funds following our offering and the sale of the insider warrants and the line of credit established with a bank on February 28, 2008, in order to meet the expenditures required for operating our business prior to a business combination. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business combination that is presented to us. We would only consummate such a fundraising simultaneously with the consummation of a business combination.

In seeking a business combination, we intend to utilize cash derived from the proceeds of our offering and the sale of the insider warrants, as well as our capital stock or debt, or a combination of cash, capital stock and debt, and there is no limit on the issuance of capital stock or incurrence of debt we may undertake in effecting a business combination. In the event a business combination is consummated, all sums remaining in the trust account will be released to us immediately thereafter, and there will be no restriction on our use of such funds.

Our Sponsor agreed to make available to us a line of credit of up to $500,000, which was used to pay a portion of the expenses of our offering, such as SEC registration fees, FINRA registration fees, and certain legal and accounting fees and expenses. These loans were paid on January 23, 2008.

We have granted a purchase option to the underwriters issued upon the effective date of our offering. We have accounted for this purchase option as a cost of raising capital and will include the instrument as equity in our financial statements. Accordingly, there will be no net impact on our financial position or results of operations, except for the recording of the $100 proceeds from the sale. We have estimated, based upon a Black-Scholes model, that the fair value of the purchase option on the date of sale is approximately $0.78 per unit (a total value of $368,525), using an expected life of five years, volatility of 9.45% and a risk-free rate of 4.17%. The volatility calculation is based on the average volatility of 16 business combination companies that have completed their public offerings in amounts ranging from $75,000,000 to $150,000,000, but have not yet announced an acquisition, during the period from January 1, 2002 to September 26, 2007. These 16 companies represent all business combination companies that have completed their public offerings in amounts ranging from $75,000,000 to $150,000,000, but have not yet announced an acquisition, during such period. Because we do not have a trading history, we needed to estimate the potential volatility of the unit price, which will depend on a number of factors which cannot be ascertained at this time. We used these companies because management believes that the volatility of these companies is a reasonable benchmark to use in estimating the expected volatility for our units. Although an expected life of five years was used in the calculation, if we do not consummate a business combination within the prescribed time period and our company is liquidated, the option will become worthless.

We do not believe that the sale of the warrants in the private placement completed immediately before the date of our prospectus will result in a compensation expense because they are being sold at or above fair market value.

Critical Accounting Policies

Basis of Presentation

Our financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission.

Development Stage Company

We comply with the reporting requirements of SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises.”

Net Income Per Ordinary Share

We comply with the accounting and disclosure requirements of SFAS No. 128, “Earnings Per Share.” Net income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Net income per ordinary share, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and would then share in our earnings except where the result would be anti-dilutive.

Fair Value of Financial Instruments

The fair value of our assets and liabilities, which qualify as financial instruments under SFAS No. 107, “Disclosure About Fair Value of Financial Instruments,” approximates the carrying amounts represented in our balance sheet.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist of cash accounts in a financial institution, which at times, exceeds the Federal depository insurance coverage of $100,000. We have not experienced losses on these accounts and management believes we are not exposed to significant risks on such accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

We follow the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Under the laws of the Cayman Islands, we are not subject to income taxes. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Foreign Currency Translation

The United States dollar is our reporting and functional currency.

In accordance with SFAS 52, “Foreign Currency Translation”, foreign currency balance sheets will be translated using the end of period exchange rates, and statements of operations will be translated at the average exchange rates for each period. The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income (loss) within stockholders’ equity.

Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

Recently Issued Accounting Pronouncements

   In December 2007, the FASB issued SFAS No 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R replaces SFAS 141 and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require us to adopt these provisions for business combinations occurring in fiscal 2009 and thereafter.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Results of Operations for the Three and Six Month Periods ended June 30, 2008

We reported net income of $235,000 for the three-month period ended June 30, 2008 and $2,000 for the three-month period ended June 30, 2007. We incurred net income of $2,000 for the three-month period ended June 30, 2007 because the Company was formed on March 22, 2007 and was in existence for only approximately three months during that period. Until we enter into a business combination, we will not have revenues.

Overall, for the quarter ended June 30, 2008, we incurred $355,000 of formation and operating costs.

Our trust account earned interest of $592,000 for the three months ended June 30, 2008, and our funds outside of the trust account did not earn any material interest. Interest of $2,000 was earned in the three months ended June 30, 2007 since we had not yet consummated our initial public offering and private placement.

We reported net income of $871,000 for the six-month period ended June 30, 2008 and $2,000 for the period from March 22, 2007 (inception) through June 30, 2007. We incurred net income of $2,000 for the six-month period ended June 30, 2007 because the Company was formed on March 22, 2007 and was in existence for only approximately three months during that period. Until we enter into a business combination, we will not have revenues.

Overall, for the six months ended June 30, 2008, we incurred $506,000 of formation and operating costs, including expensing approximately $60,000 of income tax withholding on our investments which we are not likely to recover. Since we are not subject to income taxes, we have organized our investment accounts to avoid such withholding in the future.

Our trust account earned interest of $1,383,000 for the six months ended June 30, 2008, and our funds outside of the trust account did not earn any material interest. $2,000 in interest was earned for the period March 22, 2007 (inception) through June 30, 2007 since we had not yet consummated our initial public offering and private placement.

Liquidity and Capital Resources

At June 30, 2008, we had cash of approximately $255,000 and deficit in working capital of approximately $60,000.

On January 16, 2008, we completed a private placement of 5,725,000 warrants to our sponsor in connection with our offering, Ho Capital Management LLC, an entity co-managed and jointly owned by Angela Ho, our chief executive officer and chairman, and Noble Investment Fund Limited, an affiliate of Arie Jan van Roon, one of our directors, generating gross proceeds of $5,725,000.

On January 23, 2008, our initial public offering of 10,000,000 units was consummated. Each unit issued in our offering consists of one ordinary share and one warrant, each warrant to purchase one ordinary share at an exercise price of $7.50 per ordinary share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $100,000,000. On January 30, 2008, the underwriters for our initial public offering exercised their over-allotment option in full, and purchased 1,500,000 units. Each unit consists of one ordinary share and one warrant, each warrant to purchase one ordinary share at an exercise price of $7.50 per ordinary share. The offering, including the exercise of the over-allotment option, generated total gross proceeds of $115,000,000 to us (excluding proceeds of $5,725,000 from the sale of private placement warrants to our sponsor in connection with the offering, Ho Capital Management LLC and Noble Investment Fund Limited).

On February 28, 2008, we consummated a Loan and Security Agreement (the “Agreement”) with Wachovia Bank, National Association pursuant to which we issued a $500,000 principal amount promissory note to Wachovia for future advances to us by Wachovia under a line of credit to be used for working capital and general corporate purposes. The note pays interest at the prime rate, which is equal to the rate per annum in effect as announced from time to time by Wachovia as its prime rate (the “Interest Rate”). Upon the occurrence of a default by us under the Agreement or the note, the note pays interest at a rate equal to the Interest Rate plus 2%. Payments of accrued interest must be made by us commencing on June 1, 2008, and continuing on the first day of each calendar month thereafter until fully paid. In any event, all principal and accrued and unpaid interest is due on the earlier of (i) any termination or liquidation of the property or assets maintained in trust (the “Trust”) by Continental Stock Transfer and Trust Company, as trustee, pursuant to that certain Investment Management Trust Agreement dated as of January 16, 2008 (the “Trust Agreement”), in connection with our initial public offering completed in January 2008; or (ii) September 1, 2008. Moreover, we may elect to prepay, without penalty, all or a portion of the principal amount and accrued and unpaid interest then outstanding under the note in a minimum aggregate amount of $10,000, and in multiples equal to $5,000 in excess of $10,000.

Under the Agreement, our obligations under the note are secured by a first priority security interest granted by us to Wachovia in (i) distributions or proceeds from the Trust pursuant to the Trust Agreement, including, without limitation, all rights, title and interest of our company in interest and dividend income distributable to us pursuant to Section 2(b) of the Trust Agreement in an amount equal to $2,000,000, and (ii) all deposit accounts into which any of the foregoing distributions or proceeds are disbursed or held (collectively, the “Collateral”). Notwithstanding the foregoing, the Collateral does not include any of the assets and property held in the Trust, and Wachovia has agreed not to assert any claim against Trust assets or property.

As of June 30, 2008, we had outstanding $140,000 under the Agreement and the Interest Rate was 5.00%.

We believe that the funds available to us outside of the trust account, together with the balance of the interest income (net of taxes) on the trust account releasable to us to fund our working capital requirements, will be sufficient to allow us to operate for more than twelve months, assuming that a business combination is not consummated during that time. However, if the funds available to us are not sufficient to fund our working capital needs throughout this period, we will seek to secure additional capital to pay for, or defer payment of, all or a significant portion of any expenses we incur.

Subsequent Events

On July 8, 2008, we entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with ChinaTel Group, Inc. (“ChinaTel”) and Trussnet USA, Inc. (“Trussnet”).   The Stock Purchase Agreement provides for the investment by us into ChinaTel of between $201,675,000 and $270,000,000 at a price of $2.25 per share.   All of the proceeds from the sale of the ChinaTel securities will go to ChinaTel, and no shareholders of ChinaTel are selling their shares.

In May 2008, ChinaTel acquired Trussnet, a recently formed company that provides telecommunication engineering and construction services in China. Trussnet and its controlled subsidiaries are parties to a series of contracts with CECT-ChinaComm Communications Ltd. ("ChinaComm"), a licensed telecommunications corporation organized under the laws of the People’s Republic of China. The contracts call for Trussnet and its subsidiaries to engineer, install and operate a next generation wireless Internet access network to bring high-speed wireless broadband services to mainland Chinese residents, businesses and government agencies. It is expected that Trussnet and its subsidiaries will serve as exclusive contractor for the operation of a 3.5 GHz world-wide interoperability for microwave access ("WiMAX") and Mesh Wi-Fi broadband network in 29 major cities throughout the People’s Republic of China (the “WiMAX Installations”). ChinaComm currently possesses a short-term WiMAX license from the Ministry of Information and Industry of China (the “MII”). The WiMAX Installations will be operated by ChinaComm under a renewed WiMAX license expected to be issued by the MII within the next 60 days. Upon consummation of our purchase of ChinaTel capital stock under the Amended and Restated Stock Purchase Agreement, an aggregate of not less than $196,000,000 will be utilized by ChinaTel to finance the installation and operation of the WiMAX Installation.  ChinaTel is obligated to provide funding to ChinaComm within 20 business days after the renewed WiMAX license is issued by the MII.

WiMAX has significant worldwide support of many global tier-one telecommunication providers, including Sprint, British Telecom, AT&T, Deutsche Telecom, Clearwire and Qwest, who are all members of the WiMAX Forum, a leading industry trade group. According to the China Internet Network Information Center, a PRC government agency, in June 2008 the PRC's Internet population has surpassed the United States to become the largest in the world with approximately 253 million people online, which is an approximately 56% increase over the same period of 2007. However, the share of the Chinese public using the Internet is just 19.1%, but according to BDA, an independent Hong Kong telecommunications consultant, the PRC is adding approximately 200,000 new Internet users per day.

Under the terms of the Stock Purchase Agreement, in the event we consummate the transaction with ChinaTel, we will acquire not less than 51% of the issued and outstanding shares of Class A common stock of ChinaTel at the time of closing through the purchase of either Class A common stock or a combination of Class A common stock and shares of ChinaTel’s voting Series A preferred stock convertible into ChinaTel’s Class A common stock.  The per share price for ChinaTel's Class A common stock is $2.25 per share.  We are also to receive shares of ChinaTel’s Class B common stock in such amount that will assure that wewill receive 51% of the voting power of all classes of common stock of ChinaTel at the time of the closing of the transaction. The Class B common stock have no economic value, but vote at each regular or special stockholders meeting of ChinaTel the rate of 10 votes per share.

Our obligation to purchase ChinaTel securities is subject to certain closing conditions, including, but not limited to, completion of a satisfactory due diligence investigation (including legal confirmation of a renewed WiMAX license on satisfactory terms and conditions), securing shareholder approval for the transaction and raising of funding in our company (in addition to the amount maintained in trust) of not less than an additional $115,000,000.

 There can be no assurance that the renewed WiMAX license will be issued to ChinaComm or that the transactions contemplated by the Stock Purchase Agreement with ChinaTel will be consummated.

On August 6, 2008, we, ChinaTel, Trussnet and George Alvarez amended and restated the Stock Purchase Agreement in its entirety, by executing an Amended and Restated Stock Purchase Agreement dated as of July 31, 2008 (the “Amended Stock Purchase Agreement”). Under the Amended Purchase Agreement, we will purchase for $105,000,000 a total of 46,666,667 shares of the issued and outstanding ChinaTel Class A common stock at a per share price of $2.25, and purchase for an additional $165,000,000 a total of 16,500,000 shares of ChinaTel’s voting Series A preferred stock (valued at $10.00 per share). The Series A Preferred Stock is convertible into ChinaTel’s  Class A common stock at the rate of 4.444 shares of ChinaTel Class A common stock for each share of Series A Preferred Stock converted, or a total of additional 73,333,333 shares of ChinaTel Class A common stock (also valued at $2.25 per share) if all shares of Series A preferred stock are converted.

At closing, we will purchase the 46,666,667 shares of ChinaTel Class A common stock by paying $105,000,000 in cash and will pay the $165,000,000 purchase price for the 16,500,000 shares of voting Series A preferred stock by issuing our non-interest bearing non-recourse $165.0 million note due March 31, 2009. To secure payment of our note, we will pledge to ChinaTel all of the 16,500,000 of the shares of Series A preferred stock being acquiring as sole collateral. Under the terms of the Note and the Amended Stock Purchase Agreement, we are required to prepay the note from any net proceeds it receives from the sale of additional securities of our company or the exercise of the currently outstanding 11,500,000 publicly traded warrants of our company. Such warrants will not become exercisable until the later to occur of the closing under the Amended Stock Purchase Agreement and January 16, 2009. If and to the extent that the note is paid down prior to maturity one share of ChinaTel Series A preferred stock will be released from the pledge for each $10.00 paid. To the extent not paid in full by the March 31, 2009 maturity date, our only liability will be forfeiture of those of the pledged shares not paid for.

In addition to the ChinaTel Class A common stock and Series A preferred stock, at closing of the share purchase we will receive, for no additional consideration, such number of shares of Class B common stock of ChinaTel, which when combined with the Class A common stock and the Series A preferred stock acquired by us, will assure that we will hold not less than 51% of the voting power of all of the outstanding capital stock of ChinaTel.

In addition to the Amended Stock Purchase Agreement, on August 6, 2008 we entered into an Agreement and Plan of Merger dated as of July 31, 2008 (the “Merger Agreement”) with ChinaTel, CHTL Acquisition Corp., a wholly owned subsidiary of our company (“CHTL Acquisition”), George Alvarez, and the other principal shareholders of ChinaTel. Under the Merger Agreement, at the effective time of the merger, CHTL Acquisition will be merged with and into ChinaTel, with ChinaTel as the surviving corporation of the merger (the “Merger”). As a result of the Merger, ChinaTel will become a wholly-owned subsidiary of our company.

Under the terms of the Merger:

(i) each outstanding share of ChinaTel Class A common stock that is not owned by us will be exchanged for the right to receive 0.225 of an ordinary share of our company,

(ii) each outstanding share of ChinaTel preferred stock that is not owned by us will be exchanged for the right to receive such number of our ordinary shares or fraction of an ordinary share of our company as shall be determined by (y) converting such share of ChinaTel preferred stock, at the conversion price then in effect, into the applicable number of shares of ChinaTel Class A common stock, and (z) multiplying such number of ChinaTel preferred stock conversion shares by 0.225, and

(iii) each $1.00 principal amount of outstanding ChinaTel convertible debenture will be exchanged for $1.00 principal amount of our debenture due March 31, 2009 and convertible into 0.2368421 of an ordinary share of our company.

The ChinaTel exchange ratios are fixed and will not be adjusted to reflect stock price changes prior to closing of the Merger. In addition, the ChinaTel principal shareholders will receive in the Merger in exchange for their ChinaTel Class B common stock a total of 1,000,000 shares of our Series A voting preferred stock which will have no economic value, but until 2023, will vote as a single class with our ordinary shares on the basis of 100 votes for each share of preferred stock. All ChinaTel shares owned by us prior to closing of the merger under the Amended Purchase Agreement will be cancelled and all our shareholders and warrant holders will continue to own their existing ordinary shares and warrants of our company which will not be exchanged in the Merger. The value of the merger consideration that may be received by ChinaTel stockholders in exchange for their ChinaTel shares and debentures will fluctuate with the market price of our ordinary shares.

The consummation of the transactions with ChinaTel under the Amended Stock Purchase Agreement and the Merger Agreement are subject to a number of conditions, including:

(i) either we or ChinaTel obtaining additional debt or equity financing (in addition to the $115.0 million in our trust account) of not less than $105.0 million, all upon such terms and conditions as the parties shall mutually agree;

(ii) legal confirmation of a renewed WiMAX license on satisfactory terms and conditions

(iii) our obtaining the requisite shareholder approval for the transactions; and

(iv) the absence of redemptions by our shareholders in amounts requiring payments from our trust account that would make the ChinaTel transactions impossible or not feasible.

 We intend to distribute proxy materials to seek shareholder approval of the ChinaTel Transactions within the next 30 days or less. Because we are a “foreign private issuer” as defined in the rules of the SEC, such materials are not required to be filed in preliminary form and will not be reviewed by the SEC prior to their distribution to our shareholders. There can be no assurance that the renewed WiMAX license will be issued to ChinaComm or that the transactions contemplated by the Amended Stock Purchase Agreement and related Merger Agreement with ChinaTel will be approved by our shareholders or otherwise consummated, even if such approval is obtained.

The holders of a majority of the outstanding shares of ChinaTel voting common stock have approved our purchase of shares of common stock of ChinaTel and the Amended Stock Purchase Agreement, as well as the Merger and the Merger Agreement. ChinaTel has informed us that no further vote of ChinaTel stockholders will be taken, and no proxies or consents from ChinaTel stockholders will be solicited. Prior to consummation of the Merger, we will register under a registration statement to be filed with and declared effective by the SEC, our ordinary shares issuable in the Merger to holders of ChinaTel capital stock. ChinaTel stockholders are encouraged to read the registration statement and the joint information statement/prospectus and any other relevant documents filed with the SEC carefully, including the Current Report on Form 8-K ChinaTel has filed, because they will contain important information about the Merger.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Contractual Obligations

We do not have any long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the sensitivity of income to changes in interest rates, foreign exchanges, commodity prices, equity prices, and other market-driven rates or prices. We are not presently engaged in and, if a suitable business target is not identified by us prior to the prescribed liquidation date of the trust account, we may not engage in, any substantive commercial business. Accordingly, we are not and, until such time as we consummate a business combination, we will not be, exposed to risks associated with foreign exchange rates, commodity prices, equity prices or other market-driven rates or prices. The net proceeds of our initial public offering held in the trust account have been invested only in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Given our limited risk in our exposure to money market funds, we do not view the interest rate risk to be significant.

CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures. Based on an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) required by paragraph (b) of Rule 13a-15 or Rule 15d-15, as of June 30, 2008, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Our Chief Executive Officer and Chief Financial Officer also concluded that, as of June 30, 2008, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

(b) Changes in internal controls. During the quarter ended June 30, 2008, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

LEGAL PROCEEDINGS

None.

RISK FACTORS

Although there have been material changes in our business, operations and/or prospects that would require revisions to the risk factors included in our most recent Report of Foreign Private Issuer on Form 6-K furnished to the SEC on May 15, 2008, which included financial and other information which would have otherwise been set forth in our Quarterly Report on Form 10-Q for the three months ended March 31, 2008, any such revisions will be included in the risk factors set forth in our proxy materials to be mailed to our shareholders to seek shareholder approval of the ChinaTel Transactions within the next 30 days or less.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

Repurchases of Equity Securities

None.

DEFAULTS UPON SENIOR SECURITIES

None.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

OTHER INFORMATION

On August 11, 2008, Angela Ho, our Chairman of the Board of Directors and Chief Executive Officer, and Peter Kjaer, a member of our Board of Directors and Chief Operating Officer, resigned as directors and as our Chief Executive Officer and Chief Operating Officer, respectively.

In their letter of resignation, a copy of which is annexed hereto as Exhibit 99.1, Ms. Ho and Mr. Kjaer alleged, as one of their reasons for resigning, that we had failed to change the composition of our Board of Directors as proposed and further states that the “Board has not moved in any way to resolve the board composition issue.” We believe that this statement is inaccurate and not supported by the facts.

As stated in our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on July 10, 2008, a majority of the Board of Directors had agreed in principle with Ms. Ho’s request to increase the then eight person Board of Directors to eleven persons, by adding two individuals proposed by Ms. Ho and simultaneously designating a third independent director mutually acceptable to the entire Board. On July 16, 2008, Ms. Ho advised us of two proposed candidates to the Board, and we immediately began a series of email communications with these candidates, copied to Ms. Ho and Mr. Kjaer, in order to obtain the information and consents needed to begin background investigations on them.

Subsequent to July 16, 2008, Ms. Ho orally advised a representative of Noble Investment Fund Ltd., and Stuart Sundlun, one of our directors, that, in light of the pending ChinaTel transaction and her being out of the country, the contemplated change in Board composition could be deferred until after we determine whether or not the shareholders would approve the proposed ChinaTel transaction. References are made to our Reports of Foreign Private Issuer on Form 6-K furnished to the SEC on July 10, 2008 and August 12, 2008. We intend to submit a proxy statement to our shareholders regarding the ChinaTel transaction as soon as practicable and schedule a shareholders meeting for early September 2008.

Based upon the foregoing, we disagree with the rationale offered by Ms. Ho and Mr. Kjaer for their resignations as directors and officers. We intend to proceed with the ChinaTel transaction. We further note that the resignations of Ms. Ho and Mr. Kjaer as our directors and officers may have violated certain of their covenants and agreements given to our managing underwriter, Maxim Group LLC, in connection with our initial public offering in January 2008.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

ASIA SPECIAL SITUATION ACQUISITION CORP.

August 14, 2008	By:	/s/ Gary T. Hirst
Dr. Gary T. Hirst
President